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                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           King Pharmaceuticals, Inc.
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                                (Name of Issuer)


                        Common Stock, without par value
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                         (Title of Class of Securities)



                                   49558210-8
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                                 (CUSIP Number)

                              Charles E.H. Luedde, Esq.
    10 South Broadway, Suite 2000, St. Louis, Missouri 63102 (314) 241-9090
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 7, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.                         13D                          PAGE 2 OF 4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Dennis M. Jones; Judith A. Jones
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    7,365,111
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,365,111
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No. 49558210-8                  13D                      Page 3 of 4 Pages
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

         Dennis M. Jones and Judith A. Jones reported the acquisition of shares of Common Stock, without par value ("Stock"), of King Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), in an initial filing of this Schedule 13D on September 1, 2000. The Cover Page, Page 2 and Items 4, 5 and 7 are hereby amended as follows. All other items are unchanged from the initial filing.


ITEM 4.  Purpose of the Transaction.

         On November 7, 2000 Judith A. Jones sold an aggregate of 1,500,000 shares of the Stock of the Issuer, through DLJ Securities in a Rule 145 transaction in order to diversify her investment portfolio. Net proceeds per share were $46.25.


ITEM 5.  Interest in Securities of the Issuer.

         (a)   Dennis M. Jones and Judith A. Jones    7,365,111 shares*   4.3%**

               * includes 1,708,593 shares which may be acquired upon exercise of non-statutory options.

               **percent of class is based upon: (i) 92,150,970 shares of the
                 Issuer's Stock issued and outstanding as of August 10, 2000 (the record date for purposes of the Jones/King Merger), plus
                 (ii) 73,767,854 shares of the Issuer's stock (which is equivalent to 1.125 times the number of shares of the common stock of Jones Pharma Incorporated issued and outstanding as of August 10, 2000), plus (iii) the shares which may be acquired under such non-statutory options, plus (iv) 2,700,000 shares representing the approximate number reported by the Issuer as sold on October 20, 2000.

         (b) Although each of Mr. and Mrs. Jones individually have sole power to vote their respective shares and sole dispositive powers, each of them may be deemed to possess shared voting and dispositive powers over the shares owned by the other. Each of Mr. and Mrs. Jones have historically disclaimed economic ownership of shares held by the other, however, the shares of both parties are subject to the dispositive terms of the redemption agreement described in Item 6 of this Schedule 13D as originally filed.

         (c)   See Item 4 above.

         (d)   Not applicable.

         (e) As the result of the disposition of shares reflected in (c) above, on November 7, 2000, Mr. and Mrs. Jones ceased to be the beneficial owners of more than 5% of the outstanding Stock of the Issuer and, accordingly, are not obligated under Section 13(d) to report further acquisitions and sales unless such future acquisitions (when added to remaining holdings) result in beneficial ownership of more than 5% of the Issuer's Stock.


ITEM 7.  Material to be Filed as Exhibits.

Exhibit 1:        Rule 13d-1(k)(1) Joint Filing Agreement.






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CUSIP No. 49558210-8                  13D                      Page 4 of 4 Pages
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         After reasonable inquiry, and to the best of the undersigneds'
knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                               /s/ Dennis M. Jones
                             -------------------------------
                             Dennis M. Jones
                              Individually and as Trustee of the Dennis M. Jones Amended and Restated Revocable Trust dated
                              March 16, 1993

                             Date: November 7, 2000



                               /s/ Judith A. Jones
                             -------------------------------
                             Judith A. Jones
                              Individually and as Trustee of the Judith A. Jones Amended and Restated Revocable Trust dated June
                              8, 1993

                             Date: November 7, 2000